CYBIN INC.
(the “Corporation”)
ABRIDGEMENT CERTIFICATE
Pursuant to Section 2.20 of National Instrument 54-101
Reference is made to the annual and special meeting of the shareholders (the “Meeting”) of the Corporation scheduled to be held on August 27, 2024. I, Douglas Drysdale, as the duly appointed Chief Executive Officer of the Corporation, hereby certify on behalf of the Corporation and not in my personal capacity as follows:
1.The Corporation has arranged to have all proxy-related materials in connection with the Meeting sent in compliance with sections 2.9 and 2.12 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).
2.The Corporation has arranged to carry out all of the requirements of NI 54-101 in addition to those described in item 1 above in connection with the Meeting.
3.The Corporation is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of the time periods specified in Subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.
The term “beneficial owner” as used in this Certificate has the meaning given to it in NI 54-101.
DATED as of August 6, 2024.
CYBIN INC.
By: (signed) “Douglas Drysdale”
Name: Douglas Drysdale Title: Chief Executive Officer